Exhibit 17.3

March 6, 2019

To the Members of the Board of Directors of

Grow Solutions Holdings, Inc.

This letter shall serve as formal notice confirming my resignation effective March 5, 2019, from my position as Executive Director of Grow Solutions Holdings Inc. (the “Company”) and as a member of the Board of Directors of the Company, and from all other positions with the Company to which I have been assigned, regardless of whether I served in such capacity. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ William Hayde
William Hayde